                 United States Securities & Exchange Commission
                             Washington, D.C. 20549

                                ---------------

                                   FORM 10-SB

                                ---------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           MOLLER INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

                  CALIFORNIA                            68-0006075
--------------------------------------------------------------------------------
        (State or other jurisdiction of             (I.R.S. Employer
         incorporation or organization)            Identification No.)

                            1222 RESEARCH PARK DRIVE
                             DAVIS, CALIFORNIA 95616
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                    Issuer's telephone number: (530) 756-5086
                    Issuer's Facsimile Number: (530) 756-5179

Securities to be registered under Section 12(b) of the Act:

           NONE.

Securities to be registered under Section 12(g) of the Act:

           COMMON STOCK, NO PAR VALUE

                                       i

                              MOLLER INTERNATIONAL
                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

INTRODUCTION..................................................................
     Item 1.    DESCRIPTION OF BUSINESS.......................................
     Item 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                PLAN OF OPERATIONS............................................
     Item 3.    DESCRIPTION OF PROPERTY.......................................
     Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                OWNERS AND MANAGEMENT.........................................
     Item 5.    DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS
                AND CONTROL PERSONS...........................................
     Item 6.    EXECUTIVE COMPENSATION........................................
     Item 7.    CERTAIN RELATIONSHIPS AND RELATED
                TRANSACTIONS..................................................
     Item 8.    DESCRIPTION OF SECURITIES.....................................

PART II.......................................................................
     Item 1.    MARKET PRICE OF AND DIVIDENDS ON THE
                COMPANY'S COMMON EQUITY AND RELATED
                SHAREHOLDER MATTERS...........................................
     Item 2.    LEGAL PROCEEDINGS.............................................
     Item 3.    CHANGES IN AND DISAGREEMENTS WITH
                ACCOUNTANTS...................................................
     Item 4.    RECENT SALES OF UNREGISTERED SECURITIES.......................
     Item 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.....................

PART F/S......................................................................

PART III......................................................................
     Item 1.    INDEX TO AND DESCRIPTION OF EXHIBITS

SIGNATURES....................................................................

                                       ii

                                     PART I

FORWARD-LOOKING STATEMENTS

This registration statement includes forward-looking statements. These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe,"
"estimate," "consider" or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. It should be noted, however, that this protection does not apply to statements made in connection with an initial public offering. The Company will comply with its reporting requirements under the 1934 Act as this registration statement has become effective.

ITEM 1.  DESCRIPTION OF BUSINESS

                                   OUR COMPANY

Moller International, Inc. was incorporated April 19, 1983 in the state of
California for the purpose of designing, developing, manufacturing and marketing a line of Vertical Take-off and Landing ("VTOL") aircraft. Our flagship model, a
4-passenger aircraft that combines the cruise performance of an airplane with the vertical-flight capabilities of a helicopter, is designated the "M400
Skycar(R)." A related product we are developing is the Aerobot(R) line of unmanned aerial vehicles.

The Company has historically entered into several lines of revenue-producing business activities including the design and development of rotary engines, remotely controlled flying vehicles, automotive mufflers and vertical takeoff and landing aircraft. The Company has for the past twelve years devoted most of its efforts to the design and development of a Vertical Takeoff and Landing
(VTOL) vehicle known as the Skycar. The Skycar program is still in the development stage at this point. Our activities have been financed from various sources, including sales of our stock to investors, capital contributions and loans from our founder, Dr. Paul S. Moller, and various grants and endowments.

Since our inception, we have not been subject to a receivership, bankruptcy or similar proceeding, nor have we been involved in any material reclassification, merger, acquisition, or purchase or sale of a significant amount of our assets.
Effective March 31, 2001, Moller International distributed its 95% ownership of the shares of its (former) subsidiary, Freedom Motors, Inc. to the shareholders of Moller International in a tax-free reorganization. (See Note 1 to
Consolidated Financial Statements.)

                                  OUR PRODUCTS

In the coming year, Moller International plans to launch a catalog of innovative aviation products made possible by the perfection of Paul Moller's "ducted fan"
high-thrust propulsion systems. Nearly five decades of research and development directed by our founder, Dr. Paul S. Moller, has made possible the production of an aircraft that combines the speed and efficiency advantages of the fixed-wing airplane with the vertical take-off and landing and hovering capabilities of the helicopter. We believe that such an innovation will deliver to all sorts of conventional aircraft operators a new level of utility and economy for a whole range of aerial applications. By-products of our aircraft development activities, in particular the Moller Rotary Engine and the Aerobot remotely-flown air-borne vehicle, are important products in their own right and will account for an important segment of our overall sales.

M400 Skycar  --

Our principal product, and the primary goal of Dr. Moller's lifetime of research and experimentation, is the M400 Skycar vertical take-off and landing ("VTOL")
aircraft. The initial concept of the Skycar was as a personal transportation vehicle that would be so practical and affordable that it could become a preferred mode of transport, replacing at once the automobile and the private or commercial airplane for many trips. As developed and flight tested, we believe the M400's operating specifications support such a degree of usefulness.

Following are the design specifications for the M400 4-passenger (including pilot) aircraft:

  Passengers.................................4       Dimensions (LxWxH).........19.5'x 8.5'x 7.5'
  Cruise speed@20,000'.................355 mph       Takeoff and landing area...........35-ft dia
  Top speed@20,000'....................395 mph       Noise level at 500 ft (goal)..........65 dba
  Maximum rate of climb..............6,125 fpm       Critical failure components.............none
  Maximum range.........................900 mi       Complex moving parts.....................few
  Payload excluding fuel...............735 lbs       Piloting difficulty......................low
  Fuel consumption.....................30+ mpg       Vertical takeoff and landing.............yes
  Operational ceiling................29,000 ft       Garage parking/roadability...............yes
  Gross weight.......................2,400 lbs       Uses automotive gasoline.................yes
  Engine power (2 min rating)..........1200 hp       Emergency parachutes.....................yes

The cruising speeds and altitudes, payloads, and fuel economy per passenger mile compare favorably with today's light twin-engine and turbo-prop airplanes. But the M400 offers the additional advantage of needing no runway for take-off and landing, since it can hover and take-off vertically like a helicopter. But because the M400's VTOL capability is provided by our proprietary "ducted fan"
technology rather than a helicopter-type system of main and anti-torque rotors, maintenance and repair costs are significantly less and safety is considerably enhanced.

The following table compares certain specifications of the M400 to a production model helicopter and fixed-wing airplane that we believe might be potential competitors for M400 customers:

===========================================================================================================
                                        Powered-Lift            Helicopter                Airplane
                                  ----------------------- ------------------------ ----------------------
                                    Moller International     McDonnell Douglas      Aerospatiale/Mooney
                                        M400 Skycar             ND 530 N                 TBM 700
--------------------------------- ----------------------- ------------------------ ----------------------

Performance
     Cruise speed                         355 mph                 155 mph                 340 mph
     Maximum rate of climb               6,125 fpm               1,850 fpm               2,800 fpm
     Maximum range                         900 mi                 245 mi                  1,900 mi
     Fuel consumption                     30+ mpg                  4 mpg                   7 mpg
     Vertical takeoff and                   yes                     yes                      no
       landing

Payload and Capacity
     Passengers                              4                    4 to 5                   4 to 7
     Payload excluding fuel               740 lbs                1,325 lbs                336 lbs
     Payload with 900 mi range            740 lbs                 60 lbs                 1,554 lbs

Safety
     Critical failure components            None                  Several                   One
     Complex moving components              Few                    Many                     Few

Other
     Maintenance costs                      Low                  Very high                Moderate
     Piloting difficulty                    Low                  Very high                  High
     Garage parking /                       Yes                     No                       No
       roadability

Price                                    $995,000*              $1,010,000               $1,900,000

========================================================= ======================== ======================
*  At initial production levels

Economic Attributes -- The Skycar's(R) fuel-efficient rotary engines and ability to run on regular automotive gasoline result in low fuel costs compared to most other aircraft. Fuel consumption per passenger mile is less than any other aircraft with equivalent speed capability. In particular, the Skycar(R) is significantly more fuel-efficient than the tilt-rotor V22 Osprey, helicopters or large jet airplanes.

The purchase price of Skycar(R) compares favorably as well. At an estimated selling price of $995,000 per unit, the M400 Skycar's(R) initial purchase price is only 3% of the price of the 30-passenger V22 Osprey. Thus, the M400 will transport 4.4 times as many people as the V22 Osprey for the same vehicle purchase cost and will do so at approximately one-half the fuel cost per passenger mile.

Airline industry figures indicate that about 80% of all airline trips are less than 900 miles, the approximate range of the M400 Skycar(R). Although airfares are of course highly variable, as a rule airlines charge a premium for shorter trips, which we think will translate into an additional economic advantage to the Skycar(R) as a mass transportation vehicle.

Finally, we believe the Skycar's(R) economic profile is especially attractive given the user's ability to determine his or her own specific departure time and destination, potentially a great advantage over other mass transportation systems which must necessarily adhere to fixed routes.

Environmental Issues -- A low noise profile is clearly necessary if the
Skycar(R) is to operate near or within densely populated areas. The Skycar's(R)
multiple ducted fans are designed to generate highly favorable noise interaction. In addition, the fans are designed with modest thrust loading and tip speed to further reduce noise. Hover tests have demonstrated a noise level of 85 decibels at 50 feet, less than 30% of the noise level produced by a Cessna
150 during take-off. The Company's on-going work in mutual noise cancellation is expected eventually to reduce the noise level sufficiently to allow urban usage, although further engineering and experimentation will be required to achieve such an outcome.

In testing conducted by the Company, the Rotapower rotary engine produced significantly lower levels of hydrocarbon and carbon monoxide emissions than 2-
or 4-stroke piston gasoline engines, 4-stroke piston engines burning LPG, and
Diesel piston engines. In addition, the rotary produced lower levels of nitrous oxides, the most difficult pollutant to eliminate, than all other test engines except the 2-stroke piston. We believe the Skycar's favorable emission profile will prove to be an important selling feature.

The absence of unprotected rotating components such as propellers or rotors makes the Skycar(R) very very safe to both users and by-standers compared to conventional aircraft. Additionally, the Skycar(R) is designed to require only minimal piloting skills. For example, the operator pre-selects altitude and rate of climb and then controls all vehicle motion, including steering and braking, with one joystick.

Adaptability to personal mass transportation -- The Skycar(R) has been designed specifically for integration into a mass transportation system controlled by a comprehensive air traffic control ("ATC") system. Specific design features of the A400 include:

o    Computer-augmented flight stabilization system

o    Fly-by-wire control systems (electrical wires take the place of mechanical cables) and on-board computers which can interface with and be controlled by remote ATC system computer and navigation resources

o    High-speed capability, which maximizes the benefits of personalized air travel.

o    Hover or low speed capability, which provides the ability to cue up for entry to or exit from highly controlled air lanes.

o    Ability to climb, descend, accelerate and decelerate rapidly to enter and exit airlanes quickly

o    Relative insensitivity to gusts and wind shear which makes tightly constrained flight possible

o    VTOL ability to land anywhere which allows emergency exit from air-lanes

o    Small size which reduces vertiport infrastructure required

Liability Insurance -- Numerous Skycar(R) design features make the vehicle inherently safer than other aircraft. The Company is in discussions with representatives of the insurance industry with respect to the advantages of
Moller's technology and aircraft design. Moller is working with selected industry participants to develop a comprehensive risk management program with a view to minimizing liability exposure and insurance cost.

Aerobot Remotely-operated Aerial Vehicles

Aerobots(R) are remotely piloted VTOL vehicles with inherent advantages including the ability to hover at a fixed point in space and the safety of ducted fan propulsion. Aerobots(R) are ideal for payloads such as video cameras and other sensors for data acquisition and inspection. Moller has developed and demonstrated both electric- and fuel-powered Aerobots(R) for commercial and military applications.

The electric-powered Aerobot(R), which employs an umbilical cord to transmit power, data and control signals, can stay aloft indefinitely at heights of up to
250 feet. The fuel-powered Aerobot(R) utilizes Moller's rotary engines, which produce greater than 2 horsepower per pound of engine weight. A high power-to-weight ratio, a lightweight airframe, and a patented system for automatic stabilization and control are key design elements of both types of
Aerobot(R). The specifications of two Aerobots(R) are included in the following table:

================================================================================
                                  Electric-Powered           Fuel-Powered
                                       ES20-9                   FS24-50
                              ------------------------- ----------------------

Payload (including fuel)               15 lbs                   65 lbs

Empty weight                           40 lbs                   90 lbs

Hover time                           Indefinite                 1.5 hrs

Hover ceiling                          250 ft                  2,500 ft

Forward speed                            --                     50 mph

Size                            26"L x 26" W x 14" H      30"L x 30"W x 16"H

============================= ========================= ========================

The Aerobot(R) product line is the result of the application of many technological advances originally developed by Moller for the M200X volantor, an early Moller VTOL design. These advances include flexible thrust deflection vanes, electronic stabilization systems and engine technology.

Moller Rotary Engine

Moller has acquired and developed proprietary technology enabling the Company to manufacture a high performance, low-cost rotary engine that produces more than 2 horsepower per pound of engine weight. Key design characteristics and the resulting attributes of Moller's engines are outlined below and are applied to its use as a ducted fan powerplant:

Design Feature                               Attributes
--------------------                         -------------

Air-cooled or charge-cooled rotor            Light Weight
Aluminum housings
Simplified Lubrication System

Few moving parts                             Low cost
                                             Reliability

Perfect dynamic balance                      High propulsive
  Low vibration                                efficiency
  Solid engine mounts
  Small fan tip clearance

Four-stroke combustion cycle                 Good fuel economy
                                             Low noise
                                             Low emissions

Moller's rotary engine, called the Rotapower engine, is essential for ducted fan
VTOL applications such as those required by the Skycar(R) and Aerobot(R) product lines. The engine's round shape and small size allow it to be hidden in the center of the duct behind the fan hub. Furthermore, the engine's power-to-weight ratio is crucial for VTOL applications. Moller's engine will also have widespread general aviation applications, and, in a ruggedized and derated form, industrial uses. Moller International granted Freedom Motors a license to manufacture, market and distribute the Rotapower engine for all applications except for aviation or use in ducted fans. In return for this license, Freedom
Motors will pay Moller International a 5% royalty on all sales of the Rotapower engine. See Exhibit 10 - Technology Development and License Agreement.

Moller's unique engine design is based on a rotary engine that was mass-produced by Outboard Marine Corporation ("OMC") from 1972 to 1976. In 1985, Moller purchased the OMC drawings, production routing sheets and engineering support man-hours. The Company subsequently hired the key OMC engineers who had developed the engine, participated in the production engineering process and contributed to the establishment of the service organization.

Using the OMC single-rotor engine as a starting point, Moller created a high-performance, modular design engine. The Company added electronic fuel injection and thermal barrier coatings, and introduced unique seal, lubrication and cooling systems. In all, Moller has made more than 25 major engine design improvements, of which eight are patentable and one is patented and two are patent pending. Prior to entering production, Moller will have applied for patents on all key elements.

Specifications of Moller's high-performance engines are as follows:

====================================================================================
                                                High Performance
                                              --------------------
                                    Single Rotor                 Two-Rotor
                                 --------------------      --------------------

Specifications
   Weight                              55 lb                     85 lb
   Dimensions (L, Diameter)        14 in, 11 in              19 in, 11 in
   Displacement                        530cc                     1060cc

----------------------------     --------------------      --------------------

Performance
  Rated Power                          80 hp                     160 hp
  Rated Speed                        7000 RPM                   7000 RPM
  Maximum Speed                      7500 RPM                   7500 RPM
  Idle Speed                         1800 RPM                   1800 RPM
  Porting                             Radial                     Radial

----------------------------     --------------------      --------------------

General                         All engines can operate on regular grade gasoline

===================================================================================

To demonstrate the significance of Moller's rotary engine technology for aircraft applications, the following table and graphs compare the high performance two-rotor engine to a standard piston engine of similar horsepower.

                       MOLLER ROTARY(1)   STANDARD PISTON(2)
                       ---------------    ------------------

    POWER                  160 hp             180 hp

    WEIGHT                  85 lbs            260 lbs

    VOLUME                 1.0 ft3            8.6 ft3

    FRONTAL AREA           0.8 ft2              3 ft2

PATENTS

Moller International holds the following U.S. and Foreign Patents:

         Domestic Patents

  Number            Description                 Country            Date Issued

3,410,507         Air vehicle                    U.S.A.                1968
3,614,030         Air vehicle                    U.S.A.                1971
0,238,938         Air vehicle                    U.S.A.                1976
0,292,195         Air vehicle                    U.S.A.                1987
3,987,867         Muffler                        U.S.A.                1976
0,246,038         Muffler                        U.S.A.                1977
4,113,051         Muffler                        U.S.A.                1978
4,795,111         Robotic air vehicle            U.S.A.                1989
0,312,068         VTOL aircraft                  U.S.A.                1990
5,115,996         VTOL aircraft                  U.S.A.                1992
5,413,877         Rotary engine coating          U.S.A.                1995

         Foreign Patents

 1,264,714       Robotic air vehicle        Canada              1990
   105,073       VTOL aircraft              Australia           1989
    63,994       VTOL aircraft              Canada              1989
    22,192       VTOL aircraft              New Zealand         1989
 1,054,212       VTOL aircraft              United Kingdom      1988
   266,288       VTOL aircraft              France              1989
M880,250.1       VTOL aircraft              Germany             1988
2.075,043-0      VTOL aircraft              Canada              1992
   636,273       VTOL aircraft              Australia           1993
   880,318       VTOL aircraft              Japan               1993
   0513245       VTOL aircraft              Europe              1996
   4653/95       Rotary engine coating      Korea               1995

         Applications Pending

472,696          Air vehicle                U.S.A.              1990

   --            Rotary engine charge
                        cooling             U.S.A.          Patent pending
   --            Rotary engine lubrication  U.S.A.          Patent pending

OUR MARKETS

Skycar

We expect primary uses of the Skycar(R) prior to full FAA certification will be military and para-military (rescue, drug enforcement, and border patrol). We may also make limited sales for private use to wealthy individuals for use within their own property in the U.S., Australia, Canada, etc. In other countries where
FAA certification is not mandatory, we expect a limited but expanding market will develop.

Use of the M400 Skycar(R) in certain markets such as the Asia/Pacific region may be particularly attractive. The Skycar(R) can allow access to and rescue from areas that otherwise are inaccessible or accessible only at helicopter speeds
(one-third that of the Skycar(R)) and at helicopter maintenance costs (estimated at 4 to 5 times that of the Skycar(R)). The Asian/Pacific market, in many areas such as Indonesia, has only a rudimentary transportation infrastructure. In this case, the cost of developing an effective ground-based infrastructure is prohibitive, and in many cases, impossible because of the topography. Practical access to and monitoring of resource development becomes possible with the
Skycar(R). The economic and sociological implications of its use are enormous.

Even inexpensive airplanes have not become popular as commuter vehicles, primarily because an airplane requires automobile transport to and from the airport; i.e., at both ends of every trip. In contrast, the Skycar(R) can transport pilot and passengers directly from starting point to final destination. Commute distances of 100 to 200 miles (20 to 40 minutes) each way will be convenient.

Market Segments

The Skycar(R) market will be comprised of the following segments:

         General Aviation                   Military

     Private Individuals                    Surveillance
     Corporations                           Air Jeep
     Charter and Rental Services            Rescue
     Aviation Schools                       Combat
     Utilities
     News Gathering
     Police/Fire/Rescue/Ambulance
     Drug Enforcement
     Express Delivery

Longer-Term  Market Segments

As production volumes rise and selling prices are reduced, we expect we will sell additional Skycars(R) into existing but expanded markets. For example, fire and police departments in mid-size communities, small--to--mid-size corporations, and other cost-constrained users will be able to afford Skycars(R)
for the first time. In addition, we expect that operators already using
Skycar(R) at the time, such as the police departments of large cities and major corporations, may expand their fleets.

Finally, as scale economies permit the price of the M400 Skycar model to approach $300,000, its ease of use will open entirely new markets. These new markets will include leased, rented or hired use as a primary means of transportation over distances exceeding 100 miles. If the Skycar can deliver one essentially door to door on one's own timetable, then it has the potential to become an interstate air-taxi for everyone. The Company projects that the base price of the M400 model will be approximately $300,000 at volumes of 150,000 per year. This price could drop to less than $100,000/unit at automotive production levels, although there can be no assurance that we will ever achieve such levels.

Competition

Today, there is no other company that we are aware of offering a vehicle that is substantially similar to the Skycar(R). Companies periodically emerge with preliminary designs, but to date none has succeeded in demonstrating a working model, owing presumably to the high cost of developing the required technologies. Moller has both flown an experimental vehicle and is completing the construction of a production prototype. Moreover, we have applied for and obtained patents on many key aspects of the Skycar, which we expect will stave off direct competition to some extent, although there can be no assurance of our ability to successfully defend our patents against infringement. The nearest competition, insofar as we are aware, appears to be the six to nine passenger tilt-rotor BA 609 (Bell-Agusta) which is in development. It's announced price of
$10 million, however, will likely constrain it to a different market than those addressed by the Skycar(R).

We expect that the Skycar will generate renewed competitive interest once the production prototype has flown. Primary competition is expected to come from large aircraft manufacturers because they have the resources necessary to enter the personal VTOL market. Given adequate financing, however, any of a number of existing small and large aircraft manufacturers could develop competitive products. We believe we have one advantage that will prove difficult for potential competitors to overcome, however, and that is our rotary engine and ducted fan propulsion technology. The advantage, however, may depend upon our future ability to successfully defend our intellectual property rights against infringement, of which we cannot be certain.

AEROBOTS(R)

Many of the potential markets for air-borne remotely flown vehicles (Aerobot(R))
are currently addressed by manned helicopters and airplanes, both of which in our opinion represent significantly less economical solutions. In addition, the unmanned Aerobot(R) can operate in areas that are prohibitively dangerous for manned aircraft. Furthermore, the Aerobot(R)'s ducted fan design is well suited for operation in confined quarters where the exposed propeller or rotor blades of alternative solutions (both manned and unmanned) pose significant risks to people nearby and to the aircraft itself.

Market Segments

Aerobots(R) are ideal for a variety of commercial and military applications:

      Commercial                                 Military

      Bridge and utility line inspection         Battle damage assessment
      Building heat loss detection               Electronic counter measures
      Smoke stack air quality testing            Target acquisition
      Electronic news gathering                  Surveillance
      Sports event reporting                     Communications relay
      Hazardous waste detection                  Decoy operations
      Mud slide inspection
      Law enforcement
      Fire surveillance

Competition

There are a number of unmanned aerial vehicles ("UAVs") in production today worldwide; however none of these, so far as we are aware, possesses VTOL capability. In addition, UAVs with VTOL capability that are in development utilize helicopter technology with its inherent disadvantages, primarily related to design complexity and safety hazards.

Engines

Skycar(R)

The high performance, two-rotor engines were designed as ducted fan power plants for the M400 Skycar(R). Since each Skycar(R) requires multiple engines, this application represents a substantial market. M400 Skycar(R) unit sales figures can be multiplied by eight to obtain the required engine unit sales volume
(excluding spares).

Aircraft

Retrofitting the high performance, rotary engines to existing, fixed-wing aircraft requires certain modifications including a speed reduction gearbox and a rotor cooling blower. For general aviation aircraft, the engine will have to be certified in the specific installation, however, uncertified engines can be sold into the ultralight and experimental markets.

Ducted fans

Use of the Moller rotary engine in ducted fan applications represents a substantial market. Over many years Moller has developed numerous ducted fans for different applications. For example, ducted fans could be used for propulsion units for existing airboats. These vehicles presently use aircraft engines. However, the parts and maintenance costs are high, and with over
100,000 units operating, this is a substantial market. Moller has performed exciting tests, which include using a small ducted fan package as a backpack to propel a skier up-hill. The only complaint was vibration, noise and weight associated with the two-stroke engine used in that package. All of these drawbacks are eliminated or greatly reduced using our rotary engine. Finally,
Moller has identified a large market for ducted fans in a utility role as an air-moving device in smoke clearing (fire departments), frost control, etc.

UAV's including Aerobots(R) are a growing market. Use of the Moller rotary in this application is attractive due to the low noise, low weight and small size which makes integration into a ducted fan propulsion unit much more practical.

===========================================================================================
OEM ENGINE MARKET                       EXISTENT UNITS      EXPECTS SALES    MIX SINGLE vs
(530CC/ROTOR)                             WORLD-WIDE         BY YEAR 2003      TWO ROTOR
-------------------------------------------------------------------------------------------

SKYCAR(R)                                          0            40,000            0/100
AEROBOTS(R)                                        6             1,500            100/0
UNMANNED AERIAL VEHICLES                       6,500             2,000            50/50
AIR-BOATS                                   100,000+             5,000            25/75
UTILITY DUCTED FANS                            4,000             3,500            25/75
AIRCRAFT (CERTIFIED)                         200,000             3,000            10/90
ULTRA-LIGHTS & EXPERIMENTAL                   90,000             2,500            50/50

--------------------------------------  ----------------     -------------   -------------

TOTAL (EXCLUDING SKYCAR(R)& AEROBOT(R))    SINGLE ROTOR        4,600/year

                                            TWIN ROTOR        11,400/year
-------------------------------------------------------------------------------------------

REGULATION

Airworthiness Certification Requirements

The Federal Aviation Act of 1958, as amended, vests in the Federal Aviation
Administration (commonly, the "FAA") the authority to regulate virtually all aspects of civil (i.e., non-military) aviation, including pilot certification, airspace usage, and the certification of aircraft. The FAA exercises its authority primarily through the issue and enforcement of regulations, know as the Federal Aviation Regulations (or "FAR"s), which are codified in Title 14 of the Code of Federal Regulations. Among other things, the FARs set forth the type certification requirements (known as "airworthiness standards") for aircraft designs, the requirements for manufacturers' production quality control systems, the requirements for airworthiness certification of individual aircraft, and the operations and maintenance rules for air carriers and repair facilities.

The Aircraft Certification Service (designated "AIR" by FAA) is the department within the FAA that develops and administers safety standards for aircraft and related products that are manufactured in the United States or are used by operators of aircraft registered in the united States. Related products include engines, propellers, equipment, and replacement parts. As a regulatory function,
AIR's mission priorities are:

     1.   continued airworthiness and other activities related to continued
          operational safety;

     2.   rulemaking and policy development; and

     3.   certification.

Continued airworthiness is given the highest priority because these activities have the greatest impact on the safety of operating aircraft and because they promote the continued satisfactory performance of approved systems, such as manufacturers' approved quality control systems.

Rulemaking and policy development are considered to be a higher priority than issuing new certificates because the integrity of the certification program depends on the currency of applicable rules and policies.

One of the key goals of the certification and continued airworthiness standards is that each safety-critical system have a reliability of at least 0.999999999 per flight hour, which is another way of saying that a particular safety-critical component or system should have no more than a one-in-one-billion chance of failure for each flight hour. In pursuit of this goal, the regulations address a combination of requirements for design, analysis, test, inspection, maintenance, and operations. To permit design innovation, the regulations for the most part avoid specifying details such as materials, structural concepts, etc.; instead, designers are given a free hand as long as they accept the responsibility for showing that systems with innovative design features meet the FAA's stringent reliability standards.

The cornerstone of AIR's certification process is the "airworthiness certificate," issued for each individual aircraft. Generally, regulations prohibit operating an aircraft without an airworthiness certificate, or in violation of any limitation or restriction of its airworthiness certificate.
Certificates may be issued as either "standard" or "special." Aircraft certificated in the Standard category are subject only to the same operating restrictions as most other production aircraft, that is, that they be operated within the manufacturers' approved design limitations for the particular type.
"Special" category aircraft might include experimental designs or homebuilt aircraft, for example, and may be subject to various operational restrictions, such as a prohibition against carrying non-crewmember passengers, or operating over densely populated areas.

For a civil aircraft to receive an airworthiness certificate, the FAA must determine that the aircraft conforms in detail to an FAA-approved type design and is in safe operating condition. Similar requirements exist for engines, propellers, and certain materials, parts and equipment installed on certificated aircraft. The first step in the certification of a new design is to establish which body of standards will apply. Because the original aircraft classifications of "airplane," "airship," "rotorcraft,", etc. would not accommodate the radical design of the Moller 400 Skycar(R) (and a couple of other VTOL designs in development by other companies), the FAA in the early
1990s established a new category and class of aircraft: "Powered-lift -- Normal
Category," and set about developing an airworthiness criteria manual that would serve as the basis for certification. As of this filing, the manual has not been finalized, but we expect that the draft will suffice for us to proceed with initial testing toward certification. In fact, the FAA has indicated to us that because of the uniqueness of the Skycar(R), they expect to develop the final airworthiness criteria as we progress through the test program.

Once certification testing is complete and the company has been issued a "Type
Certificate" for a particular design, each production aircraft we manufacture to those same specifications will be entitled to a "standard" airworthiness certificate. Even after the Type Certificate is issued, however, AIR has the authority to order us to make design changes if it determines that safety so requires.

Effect of Certification Requirements On Our Operations

An aircraft's airworthiness certification bears on its usefulness to its owner or operator. In particular, the value to a prospective purchaser of an un-certificated or "special" certificated aircraft may be affected to some extent by the corresponding operational restrictions, which can prevent them taking full advantage of the aircraft's design capabilities. Certain operators, however, are exempt to varying degrees from the airworthiness requirements, and we expect that they will provide a market for our products prior to final FAA certification. See "Marketing Strategy" below.

Certification testing will be a recurring expense for us as we bring our products to market, and incorporate design improvements into previously certificated models. The initial type certification testing on each aircraft design will encompass design approvals for materials, spare parts, and other equipment to be installed. Therefore, if we should choose to make a major modification in a model, such as an airframe re-design or changing a safety-related onboard system, the change may have to undergo additional testing to prove the new system's reliability.

As an aircraft manufacturer, we undertake an ongoing obligation to monitor the serviceability and safety of the aircraft we build and sell. We intend to establish and maintain, at our expense, a system of feedback and reporting whereby maintenance mechanics and inspectors can report back to us any and all failures, excessive or unpredicted wear, malfunctions, and flight safety issues of any kind that arise or are detected during maintenance and repair activities.
Where appropriate, we will issue "service bulletins" to owners and operators of the affected model, detailing the problem and our recommendation for correction.
Where the problem may potentially affect the safety of flight operations, we may recommend to the FAA that they issue an Airworthiness Directive (commonly called an "AD") making the correction mandatory for every operator.

It is impossible to predict the costs to us of complying with federal airworthiness regulations; however, we expect that the costs will be manageable and that we will be able to absorb them in our pricing structure.

Pre-production Test Flight Program

Tethered flight tests have been conducted with the M200X aircraft using the same number of rotary engines (eight) and a forerunner of the type of electronic control and stabilization system as is employed on the M400 Skycar(R). We will conduct extensive ground tests of all of the M400's systems prior to commencing flight tests.

We expect to begin test flying the pre-production model of the M400 during 2001.
The aircraft will be flown tethered initially so we can test and de-bug the stabilization and control electronics. We will first explore systems functions in the safest portions of the flight envelope, then expand the envelope toward the design operational limits in test flights of three or four aircraft. We expect the entire test program, involving many hours of powered tests on the ground and in tethered flight, and several hundred hours of free flight tests, to extend through the year 2003 to achieve FAA certification.

Pilot Requirements

Initially, a private pilot's license will be required to pilot the Skycar(R), primarily to ensure adequate flight management and navigational skills. To obtain this license, the pilot must pass a flight test administered by a licensed flight instructor to demonstrate familiarity with its simplified controls. The Skycar(R) is not piloted like a traditional fixed wing airplane and has only two hand control sticks which the pilot uses to inform the redundant computer control systems of his or her desired flight maneuvers. The
Company will have its own pilot training program until the Skycar(R) is FAA certified. Once the Skycar(R) is certified, it is expected that all training programs will be provided by traditional private aircraft flight training schools. The FAA has begun awarding "Powered Lift" pilot's licenses.

MARKETING STRATEGY

In the early stages of sales development, we will market primarily through direct selling by Company sales specialists to individual customers within our target markets. Brand exposure will be accomplished through displays at trade shows and industry exhibitions, direct mail, advertisements in aviation publications, and cooperation with the news media. For at least three decades now the news media have followed the progress of Paul Moller's VTOL research and experimentation, underscoring the public's perennial fascination with the promise of convenient and affordable air travel made as personal and individualized as automobile travel has been. We expect the Skycar to continue to receive favorable coverage as we approach our first delivery schedules.

M400 Skycar(R)

Although sales of the Skycar(R) into most civilian markets will require that we be able to deliver an FAA certificated aircraft, the regulations permit certain types of operations by certain operators to be conducted without the standard airworthiness certification requirement. These markets include:

         Government -- domestic and foreign agencies including:

                  Police departments
                  Border Patrol
                  Forest Service
                  Drug Enforcement agencies
                  Medical services

         Initially, we anticipate that most sales to this segment will consist of Skycars(R) for test and evaluation. The craft's unique capabilities make drug enforcement agencies and Border Patrol especially strong candidates for early purchases in significant volumes.

         Military -- Initial sales to domestic and foreign military organizations will be for test and evaluation purposes. We anticipate that military organizations will utilize the Skycar(R) in critical applications for which competing aircraft are ill-suited. For example, a Skycar(R) has superior speed, range and VTOL capability for the rescue of crews of downed aircraft with minimal risks. In addition, military subcontractors will use the Skycar(R) as a platform for autonomous aircraft programs, one of the fastest growing areas of military spending. Autonomous aircraft applications use un-manned aircraft piloted by infrequent remote control commands or under the control of a monitoring computer. Such aircraft are currently in use by the military as remote data gathering platforms that feed information via radio or other communication links back to a flight control center.
         Subsequently, as volume production reduces price, Moller expects that military organizations will use Skycars(R) in a broader range of applications. Eventually, the Skycar(R) has the potential to become the aerial counterpart of the "Jeep," the military's most prolific utility vehicle.

         Corporations -- Moller intends to sell the M400 Skycar(R) to corporations for use above their property and will specifically target companies in industries such as timber and oil that have survey and exploration needs. The Company will be able to address a broader range of commercial applications in foreign markets due to fewer restrictions.

Once the Skycar receives full airworthiness certification, we will consider augmenting our sales efforts with retail dealerships, either existing or newly-franchised. Further, we intend to establish a network of regional maintenance and repair facilities, either Company-owned or partnered with existing service facilities, to handle routine maintenance and repair services for Skycar owners.

MANUFACTURING

Skycars(R)

The long-term success of any aircraft manufacturer is very dependent on the quality of the vehicle produced. The quality of both the design and manufacturing processes is important. Moller expects to purchase or contract out the major Skycar(R) components requiring capital intensive equipment subject to rigid specifications and stringent quality assurances including extensive testing. Parts will be finish-machined in Moller' s facilities when they have proprietary technological content, require special finishing, or are small custom parts with little tooling required. Moller will perform quality control, assembly and final test work at its own facilities. During 2002 and 2003, the manufacturing work will be executed using low volume techniques. At the same time, special tooling and manufacturing processes will be developed for higher volume production in the year 2004 and beyond.

Airframe manufacture will include the assembly of the major airframe components
(fuselage, wing and nacelles) and installation of fuel and oil tanks, parachutes, seats, canopy, landing gear, and the vertical thrust vane system. A complete test of all systems will be accomplished through an extensive flight test program before final release. Moller anticipates that a key strategic partner will complete composite airframe construction.

Important electronic systems include computer stabilization, pilot controls, display, power regulation and engine controls. Electronics manufacture will include the following activities:

     -    Assembly of electronic sub-systems
     -    Burn-in of electronic components
     -    Mounting of printed circuit boards
     -    Fabrication of electronic enclosures
     -    Interconnection of components and wiring
     -    Installation of equipment in airframe

Moller expects to work with one or two key strategic partners to provide electronics and avionics systems for the Skycar(R).

The quality control department will be an autonomous organization carefully integrated into every aspect of the production operation. Every employee will play a part in assuring the highest possible level of quality and performance.

Aerobots(R)

Both electric-powered and fuel-powered Aerobots(R) can be produced in the present Moller facility in volumes of up to four per week, sufficient for projected production through 2002. The electric-powered Aerobot(R) consists of both off-the-shelf components and high performance motors, electronic control boards, and a composite frame manufactured by Moller. Both individual components and final assembly are inspected to assure product quality. The fuel-powered
Aerobot(R) utilizes the Moller rotary engine (single-rotor) and thus requires more extensive facilities. The frame of the fuel-powered Aerobot(R) is of welded construction; the fuel tank, duct and cowling are composites. Some component and subassembly tests will supplement the basic assembly quality control. Costs of manufacture will decrease for both Aerobots(R) as production volumes increase.

In most cases, customers require a complete operating system, not just a vehicle. Moller supplies the radio control system and, in some cases, installs the interface for the payload sensor system.

Engine

We expect that our Freedom Motors affiliate will supply most of the primary engine components necessary to generate a FAA certified Rotapower(R) engine. For that reason various elements are already incorporated into the basic engine design to satisfy future requirement for FAA certification. For example, dual spark plugs and an appropriate thrust load carrying bearing are already part of the basic design. Moller will inspect, assemble, and test completed engines prior to sale or incorporation in Skycars(R) and Aerobots(R).

Facilities

By the end of 2004, when we project annual production volume to have reached
5,000 Skycars(R), Moller, or its strategic partners will require the following manufacturing facilities:

          Department           Facility Size
     ----------------------  -----------------

     Electronics               20,000 sq.ft.

     Composites                500,000 sq.ft.

     Engines                    80,000 sq.ft.

     Quality Control & Test     25,000 sq.ft.
     ----------------------  ------------------

We initially will lease space in the vicinity of our current facilities to meet projected needs. While it is impossible to foresee the cost and availability of suitable manufacturing facilities years into the future, we believe it likely that we or our partners, if any, will be able to find appropriate properties at acceptable cost when needed. Our failure to do so, however, could negatively impact our operations.

EMPLOYEES

We currently have 14 full-time employees and 8 part-time employees, including 7 management and executive management. We have no specific plans for a significant increase or decrease in the number of our employees. Future staffing needs will depend in large part on any partnering or out-sourcing arrangements we may make for manufacturing of components and sub-systems.

CERTAIN INVESTMENT RISKS ASSOCIATED WITH OUR COMPANY

We are still in the process of developing our products, and have yet to produce any sales or profits from these products. There is no clear basis for judging our viability as a business enterprise, or our management's ability to develop the company to profitability.

Our management has limited experience in aircraft manufacturing. While our management has considerable general business and management experience, and some specialized knowledge and experience in the in the aircraft industry, none of our current management has significant experience managing a business that manufactures and markets aircraft. Accordingly, our success will depend in large part on our ability to recruit or to contract individuals with specialized skills and knowledge relating to aircraft manufacturing and marketing. There is no assurance that we will be successful in retaining such specialists.

We will have to raise additional capital before we can produce meaningful revenues from sales of our products. To take our products from their current stages of development to production on an economic scale will require substantial additional capital investment, with no assurance as to when or at what level revenues will commence. Should we be unsuccessful in raising the needed capital, we may never develop into a viable business enterprise. At this time, we have no specific arrangements with any underwriters for the placement of our shares, nor commitments from any person to invest in the Company.

We will likely sell shares of our stock to raise capital needed to fund future operations. Any such sales will have the effect of "diluting" (reducing the proportionate ownership of) existing shareholders.

Evolving technologies may force us to alter or even abandon our product designs, or may render our proprietary technologies obsolete or non-competitive. Although we believe strongly in the existence of a substantial market for our products, new technologies are being developed and deployed at a rapid rate. It is possible that as time goes on, technological advances in such areas as powerplants, propulsion systems, airframe materials, manufacturing systems, and perhaps others, will require us to make costly changes in our strategy or additional investments in equipment and in research and development in order to become or remain competitive.

The Company may expend an inordinate amount of its resources in litigating product liability claims. Historically, manufacturers of aircraft have been held by the courts to be liable for injuries suffered by crewmembers, passengers, and others where some design deficiency or manufacturing defect was found to have contributed to the injury. Although we intend to take all reasonable precautions in the design and manufacture of our products to ensure that they can be operated safely and without undue risk to life, health, or property, and we intend to purchase insurance against potential product liability claims, it is nevertheless possible that our operations could be adversely affected by the costs and disruptions of answering such claims.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of operations for the 2000 and 2001 fiscal years did not vary significantly. We incurred net losses, on a consolidated basis, of $1,957,600 and $1,918,500 in fiscal 2000 and 2001 respectively. Consolidated loss per share was $.05 and $.04 for the 2000 and 2001 fiscal years, respectively. We generated no significant amount of revenue in either fiscal year. The Company is currently using cash to fund operations at an approximate rate of $150,000 per month with the significant non-cash charges being depreciation and amortization of approximately $95,000 per year and the deferral of certain executive salaries at an annual rate of $190,000 per year.

Salaries and wages, including benefits, remained relatively constant, representing 44% and 45% of total expenses for the 2000 and 2001 fiscal years, respectively.

Rent expense on leased property increased by $60,000 in 2001 as compared to
2000, primarily due to our paying an additional monthly amount of $10,039 as rent expense to the majority shareholder/lessor to cover the increase in debt service on the property resulting from a re-finance of the leased property during the 2001 year. See Note H to the accompanying consolidated financial statements.

Consultant costs increased by $57,000 during the 2001 year as we incurred legal and audit costs in anticipation of filing this Form 10 Registration Statement.

Interest expense increased by $24,700 during the 2001 year as a result of increased borrowings. In addition, net interest expense for the 2000 fiscal year was impacted by the writeoff of prior year accrued interest on debt that was converted into common stock.

We have historically funded our ongoing operations from the sales of our common stock to outside investors as well as additional borrowings that have been collateralized by assets owned by the Majority Shareholder of the Company. This trend continued for the 2000 and 2001 fiscal years as well with approximately
$3,100,000 and $1,200,000 million raised from the sale of common stock for the
2000 and 2001 fiscal years, respectively.

The continuation of the Company as a going concern is dependent upon our being able to secure sufficient sources of working capital to complete development of our planned product line. There can be no assurance given that we will be successful, in whole or in part, in being able to secure such resources.

ITEM 3.  DESCRIPTION OF PROPERTY

We are leasing a 35,000 square foot facility in Davis, California, from Dr. Paul
Moller, our President and the majority shareholder of Moller International (see
Item 7 - Certain Relationships and Related Transactions). This facility contains the electronics and computer-engineering lab, CAD/CAM lab, computer controlled machining center, composite airframe assembly area, engine assembly and test facility, and sales, marketing and administrative offices.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following are all of the individuals or groups known by the company to be the beneficial owner of more than five (5) percent of any class of the issuer's securities:

                 Name and Address of        Amount and Nature of       Percent
Title of Class    Beneficial Owner          Beneficial Ownership       of Class
--------------    ------------------        --------------------       --------

Common Stock      (MC) Moller Corp.              25,919,909              58.93%
                  1222 Research Park Dr.
                  Davis, CA 95616

Common Stock      Paul S. Moller                  2,646,233               6.02%
                  9350 Currey Rd
                  Dixon, CA 95620

Common Stock      Rosa Maria Moller                 200,000               0.45%
                  9350 Currey Rd
                  Dixon, CA 95620

Paul S. Moller, President, Director and Chairman of the Board of Directors is
the sole shareholder of Moller Corp.

The following are all of our officers and directors who are beneficial owners of our securities

================================================================================
                  Name and Address of       Amount and Nature of       Percent
Title of Class    Beneficial Owner          Beneficial Ownership       of Class
--------------    ------------------        --------------------       --------

Common Stock      Paul S. Moller                  2,646,233              6.02%
                  9350 Currey Rd
                  Dixon, CA 95620

Common Stock      Peter F. Cunningham               681,109              1.55%
                  82 Rodeo Av.
                  Sausalito, CA 94965

Common Stock      Jack G. Allison                   395,549               .90%
                  5947 Jeanine Dr
                  Sacramento, CA 95842

Common Stock      Newton W. Jacobsen                 382,423              .87%
                  1052 Grayson Rd
                  Pleasant Hill, CA 94523

Common Stock      A. Gordon Vette                     94,734              .02%
                  75 Reinga Rd.
                  Bay of Islands
                  New Zealand

-------------------------------------------------------------------------------
Common Stock      Officers and Directors            4,400,048            10.00%
                     as a group
================================================================================

In addition, Officers and Directors hold the following options to purchase our common stock.

                  Name and Address                                   Amount of
                   Of Beneficial     Exercise         Expiration    Underlying
Title of Class         Owner           Price            Date          Shares
--------------    ----------------  -----------      -----------    -----------

Common Stock       Paul S. Moller      $1.14         SEP 21, 2008    5,299,314
Purchase Option    9350 Currey Rd

                   Dixon, CA 95620

Common Stock       A. Gordon Vette     $0.81         90 Days After       7,152
Purchase Option    75 Regina Rd.                      M400 Flies
                   Bay Islands,
                   New Zealand

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Paul Moller, President and Chairman of the Board of Directors. Dr. Moller
founded the Company and has served as the Company's President since its formation. He holds a Masters in Engineering and Ph.D. from McGill University.
Dr. Moller was a professor of Mechanical and Aeronautical Engineering at the
University of California, Davis, from 1963 to 1975, where he developed the
Aeronautical Engineering program. In 1972 he founded SuperTrapp Industries and was Chief Executive Officer as SuperTrapp became a widely recognized international name in high-performance engine silencing systems. SuperTrapp
Industries was sold in 1988. In 1983 he founded Moller International to develop powered lift aircraft. Under his direction Moller International completed contracts with NASA, NOSC, DARPA, NRL, Harry Diamond Labs, Hughes Aircraft
Company, California department of Transportation and the U. S. Army, Navy and
Air Force. These contracts included the development and deployment of numerous unmanned aerial vehicles and Wankel based engines. Dr. Moller has received 43 patents including the first U.S. patent on a fundamentally new form of powered lift aircraft. In 1980 he developed the Davis Research Park, a 38 acre industrial-research complex within the city of Davis, CA in which Moller
International is located.

Jack G. Allison, Vice President of administration, joined the Company in 1986 and has served as the corporation Secretary and a Director since that time. Mr.
Allison serves as the Vice President of Administration which entails extensive interaction with federal and state governmental contracting agencies. Mr.
Allison received a B.S. degree in Business from Oregon State University in 1949.
He is a licensed pilot and served in the U.S. air Force for 27 years retiring as a Lt. Colonel.

Gordon Vette, Far East Liaison, Director, has served as a Moller director since
1987. He was a pilot and Flight Instructor for Air New Zealand from 1958 to
1981. From 1982 until the present he has been a founder and director of Aviation
Consultants, Inc. During the same period he was an Airline Inspector and Flight
Testing Officer with the Ministry of Transport, New Zealand as well as Chief
Flying Instructor with Taupo Air Services. Mr. Vette received his MBA
(Distinction) from Massey University in 1993 and concurrently completed a MA in
Psychology from the university of Auckland where he specialized in Human
Factors. He has just completed his DSc. from Massey University specializing in
Human Factors in relation to Virtual Reality and Intelligence Augmentation and
its application to flight and flight simulators.

Peter Cunningham, Director, has served as a Moller director since 1983. From
1947 to 1972, he was at James Cunningham, Sons & Co., a major electronics company, most recently as President. Mr. Cunningham received a B.A. degree from
Harvard College in 1939.

Newton Jacobsen, Director, has served as a Moller director since 1983. From 1972 to 1984, he was at Flecto Company, Inc., the manufacturer of Varathane plastic finishes, most recently as Senior Vice President. Mr. Jacobsen received a B.S.
degree in chemistry from the University of California at Berkeley in 1945.

Under the Securities Act of 1933, only Dr. Moller would be deemed to be a control person. Officers of the Company serve at the will of the Board of
Directors. Directors serve until the next annual Stockholders' meeting or until their resignation, removal, retirement, disqualification, or death, or until their successors have been elected and qualified.

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth a summary of compensation received by each of our officers and directors who received compensation from the Company during either of our most recent fiscal years.
Name and principal position	Year	Annual Compensation			Long-term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts	All other compensation
					Restricted Stock Awards	Securities underlying options/SARs	LTIP payouts
Paul Moller, President	2001	$178,461(1)	$0	$0	$0	0	$0	$0
Jack Allison, Vice-president	2001	$30,000(2)	$0	$0	$0	0	$0	$0
Paul Moller, President	2000	$160,000(1)	$0	$0	$0	0	$0	$0
Jack Allison, Vice-president	2000	$30,000(2)	$0	$0	$0	0	$0	$0
(1) Of the amount shown, $160,000 is deferred at the election of the Executive, not as part of any plan.
(2) The entire amount shown is deferred at the election of the Executive, not as part of any plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We currently lease and occupy a 34,500 square foot building located in Davis,
California, which is owned by Dr. Paul S. Moller, the majority shareholder of
Moller International. The lease provides for monthly rent payments of $27,165 and expires November 13, 2002. There is provision for rent adjustment based on any increases in the Consumer Price Index. To date, there have been no such adjustments. Due to the fact that the building owner, Dr. Moller, is the controlling shareholder of Moller International, the lease was not negotiated at arms' length. However, we believe that the lease rate is both fair and favorable in the current market.

As of June 30, 2001, the Company owed $124,748 to Dr. Paul S. Moller in the form of a promissory note. In addition, the Company is making interest payments of
$10,359 per month on a personal mortgage obligation of Dr. Moller which is secured by the property leased to the Company. Such interest payments are currently being expensed as additional rent expense on the books of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES

Our authorized capital consists of fifty million (50,000,000) shares of common stock, no par value, and fifty million (50,000,000) shares of preferred stock, no par value.  43,402,064 shares of our common stock have been issued and are outstanding. We have not yet issued any preferred shares, and have no current plans to do so.

COMMON STOCK

The holders of our common stock

     1)   have equal ratable rights to dividends from funds legally available for dividend payments when, as and if declared by the Board of
          Directors of the Company;

     2)   are entitled to share ratably in all of the assets of the Company available for distribution upon a winding up of the affairs of the
          Company;

     3)   do not have preemptive subscription or conversion rights and there are no redemption rights applicable to the shares; and

     4)   are entitled to cumulative voting on Directors as described in the following paragraph.

Cumulative Voting

The holders of shares of our common stock have cumulative voting rights pursuant to California General Corporation Law and the By-laws of the corporation. Upon the effective election of cumulative voting by any shareholder, each shareholder entitled to vote at any election of directors may cumulate such shareholder votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder sees fit.

Dividends

To date we have not paid or declared any dividends and we have no intention of declaring or paying any dividends in the foreseeable future. If we decide to pay dividends, that decision will be made by our Board of Directors, which will likely consider, among other things, our earnings, our capital requirements and our financial condition, as well as other relevant factors. Our Board of
Directors may declare and pay dividends to the Company's shareholders in the form of bonus shares. The shareholders would receive bonus shares in lieu of cash dividends, if any, declared and paid by the Company.

Shareholder Meetings

Article II of our Company by-laws provides that meetings of shareholders may be held at our principal offices, or at any other place designated by the
Directors, within or outside the state of California. Shareholders must be given at least ten but not more than sixty days written notice of any regular or special meeting. The annual meeting of the shareholders is held on the 15th day of October at 10:00 a.m., or some other day that the Board may set by written notice. The affirmative vote of the holders of a majority of the shares present at a shareholders meeting and entitled to vote generally constitutes shareholder approval or authorization of matters for which such approval or authorization is required. A sale or transfer of substantially all of the Company's assets, liquidation, merger, consolidation, reorganization or similar extraordinary corporate action generally requires the affirmative vote of a majority of the shares outstanding and entitled to vote.

Dissenters' Rights

Sections 1300 through 1312 of the California Corporations Code include provisions whereby a shareholder may, in certain circumstances, demand that the
Company purchase the shareholder's stock at its fair value in the event the
Company undertakes certain types of business reorganizations.

Anti-takeover Effect of Current Stock Distribution

There are no provisions in our Articles of Incorporation or in our By-laws specifically designed to prevent or make difficult an attempt to take over control of the Company from its incumbent management. As of the date of filing of this registration statement, Dr. Paul Moller, our President and Chairman of the Board of Directors, is the beneficial owner of 66.9% of our outstanding voting stock, making it virtually impossible for another person to acquire control of the Company without our Dr. Moller's concurrence. This situation may limit the prospects for a minority shareholder to receive a premium over market value for his or her shares in connection with a takeover or attempted takeover of the Company.

Furthermore, our authorized capital includes 50,000,000 shares of no par preferred stock, none of which has yet been issued. It is possible that the these shares could be issued by the current Directors in a manner that could discourage a change in our control.

PREFERRED STOCK

Although our authorized capital includes fifty million (50,000,000) shares of no par preferred stock, we have not yet issued any shares, nor have we defined the rights, privileges, and limitations that will apply to holders of the preferred.

OPTIONS

From time to time we have issued options to purchase our common stock to various individuals in exchange for various services to the Company. The options have various issue dates, vesting dates, expiration dates and exercise prices.
Currently, nine individuals and one business entity hold options to purchase a total of 9,203,366 shares of our stock at prices ranging from $0.81 to $4.58 per share, with expirations ranging from July 2001 until the year 2010.

RESTRICTIONS ON TRANSFER

We have never registered our securities under the Securities Act of 1933, as amended. Federal securities laws, and many states' laws, prohibit the sale or transfer of corporate securities unless they are first registered, or an exemption from registration is available. Accordingly, we may refuse to register a sale or transfer of our securities on the Company's stock record unless the transferor can provide evidence satisfactory to our counsel that the transaction can be completed without violating state or federal laws.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
        OTHER SHAREHOLDER MATTERS

Our shares have never traded on an exchange or in the over-the-counter market, and there is no public trading market for them. We have 487 shareholders, including officers, directors and control persons. We have never paid a dividend, nor do we intend to do so in the foreseeable future. There are no restrictions on the power of our Board of Directors to declare and pay dividends.

Following the effectiveness of this registration statement, we intend to engage one or more securities broker-dealers as market-makers in our shares, and to apply to have our securities quoted on the Over-the-Counter Bulletin Board
(commonly abbreviated as "OTC-BB" or simply, "the Bulletin Board"). The Bulletin
Board is an electronic, inter-dealer stock quotation system operated by the
National Association of Securities Dealers.

 As of the date of this registration statement, 43,402,064 shares of our common stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in the Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has held fully-paid shares for at least one year, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule
144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who has not been an affiliate of the Company within the three months preceding the sale.

Split-up of Freedom Motors, Inc.

On March 30, 2001, the Company's Board of Directors approved an Agreement and
Plan of Reorganization with two of its subsdiaries, Freedom Motors, Inc. and
Vertol, Inc. (Vertol, Inc. was formed solely for purposes of the reorganization.) The Reorganization Agreement was ratified by the shareholders on April 14, 2001. The result of the reorganization is that the shares of
Freedom Motors, Inc. formerly owned by the Company are now owned directly by the shareholders of Moller International. (Vertol, Inc. was subsequently merged into Moller International and no longer exists.) (See Consolidated Financial
Statements, Note I.)

ITEM 2.  LEGAL PROCEEDINGS

So far as we are aware, neither the Company nor its property is a party to, or the subject of, any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have not changed or had any disagreements with our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On June 30, 2000, we completed a private offering of our common stock in which we sold 1,459,644 shares at an average cash subscription price of $3.12 per share. Our officers sold the shares directly to investors in private transactions, without an underwriter, in reliance on the exemption authority provided in Section 4(2) of the Securities Act of 1933. The proceeds of the offering are being applied to our continuing research and development activities, and to administrative expenses of the Company.

On November 29, 2000, acting on advice of our legal counsel, we made an offer to repurchase the shares of any shareholder who had acquired Moller International shares within the past three years in a private placement transaction. The repurchase offer was made in an effort to correct any inadvertent failure to comply with applicable securities laws in connection with such private placements. A total of three shareholders accepted the offer to repurchase, and the Company has now repurchased their shares. (See Consolidated Financial
Statements, Note F).

During the year ended June 30, 2001, we sold 89,134 shares of our common stock in private transactions, relying on the exemption authority provided in
Section 4(2) of the Securities Act of 1933, as amended, relating to sales not involving an underwriter or a public offering. The shares sold at prices between
$1.50 and $7.00 per share, for total proceeds of $414,532. The proceeds are to be applied to ongoing product development and administrative costs.

In addition, Dr. Moller exercised options to purchase a total of 700,686 shares at $1.14 per share raising a total of $798,782.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Articles of Incorporation and Bylaws contain provisions that permit the
Company to indemnify our officers and directors for liabilities that may arise out of acts performed by them on behalf of the Company. As of this filing, we have not entered into any specific written agreement with officers or directors respecting indemnification, but may do so in the future.

We understand that the Securities and Exchange Commission maintains that it is contrary to public policy to indemnify persons controlling the Company against liabilities arising under the Securities Act, and that any such indemnification would be unenforceable.

                                    PART F/S

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders
Moller International, Inc.
Davis, California

We have audited the accompanying consolidated balance sheets of Moller
International, Inc. and subsidiaries (the Company) as of June 30, 2001 and 2000, and the related consolidated statements of operations, deficit in stockholders'
equity and cash flows for the years then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Moller
International, Inc., and subsidiaries as of June 30, 2001 and 2000, and the consolidated results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the
Company will continue as a going concern. As discussed in Note B to the financial statements, the Company does not have any current revenue and is in need of additional infusions of operating capital in order to complete the development of its Skycar product and other product offerings. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note
B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

VAVRINEK, TRINE, DAY & CO.,  LLP

San Jose, California
September 12, 2001

                           MOLLER INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEETS
                                    June 30.

                           ASSETS                              2001                2000
                                                       -----------------   -----------------
CURRENT ASSETS
Cash                                                          $ 353,092           $ 158,911
Accounts receivable                                               6,583              19,656
                                                       -----------------   -----------------
Total current assets                                            359,675             178,567

PROPERTY AND EQUIPMENT,
   net of accumulated depreciation                              302,956             384,737

OTHER ASSETS                                                      1,676               3,138
                                                       -----------------
                                                       -----------------   -----------------
Total other assets                                                1,676               3,138
                                                       -----------------   -----------------

                                                              $ 664,307           $ 566,442
                                                       =================   =================

                 LIABILITIES AND DEFICIT IN STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                               $ 58,536            $ 65,170
Accrued expenses                                                 55,852              38,297
Notes payable - majority shareholder                            124,748              52,815
Other notes payable                                             638,730              72,632
Customer Deposits                                               387,500             387,500
                                                       -----------------   -----------------
Total current liabilities                                     1,265,366             616,414

LONG TERM LIABILITIES
Capitalized leases payable                                        7,650              32,622
Deferred wages                                                  863,515             673,515
                                                       -----------------   -----------------
Total long term liabilities                                     871,165             706,137
                                                       -----------------   -----------------

Total liabilities                                             2,136,531           1,322,551
                                                       -----------------   -----------------

DEFICIT IN STOCKHOLDERS' EQUITY
Common stock, authorized, 50,000,000 shares,
      no par value issued and outstanding,
      42,618,631 in 2000 and 43,402,064
      shares in 2001                                         24,276,022          23,073,638
Accumulated Deficit                                         (25,748,246)        (23,829,747)
                                                       -----------------   -----------------
                                                       -----------------
Total deficit in stockholders' equity                        (1,472,224)           (756,109)
                                                       -----------------   -----------------

                                                              $ 664,307           $ 566,442
                                                       =================   =================

                See accompanying notes to financial statements.

                           MOLLER INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                               YEAR ENDED JUNE 30

                                                    2001                2000
                                              -----------------   -----------------
INCOME
Contract                                              $ 43,704             $ 4,378
Miscellaneous                                           19,595              37,249
                                              -----------------   -----------------
Total income                                            63,299              41,627

EXPENSES
Project labor                                          386,362             413,684
Project materials                                       81,515             128,505
Project subcontracted services                          85,892             124,134
Administrative salaries and wages                      375,786             351,770
Other labor                                             31,218              17,204
Employee benefits and payroll taxes                    128,553             114,384
Marketing materials                                      9,404              19,385
Office and shop supplies                                21,887              42,645
Shipping and postage                                    13,301              10,796
Telephone                                               12,864              14,984
Travel, automotive, meals                               24,233              29,175
Legal, accounting, and consulting fees                  87,467              30,291
Patent expense                                          42,823              61,554
Rent                                                   455,557             394,486
Utilities                                               36,123              28,955
Repairs and maintenance                                 12,233              44,192
Insurance                                               25,756              15,936
Depreciation and amortization expense                   93,817             110,789
Sales and use taxes                                      8,839              14,361
Bank and loan fees                                       2,168              20,767
Other expenses                                          19,357               9,366
                                              -----------------   -----------------
Total expenses                                       1,955,155           1,997,363
                                              -----------------   -----------------

Loss from operations                                (1,891,856)         (1,955,736)

OTHER EXPENSES
       Interest                                        (26,643)             (1,877)
                                              -----------------   -----------------
                Total other expenses                   (26,643)             (1,877)
                                              -----------------   -----------------

NET LOSS                                          $ (1,918,499)       $ (1,957,613)
                                              =================   =================

Loss per common share, basic and diluted                ($0.04)             ($0.05)
                                              =================   =================

                See accompanying notes to financial statements.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                          TWO YEARS ENDED JUNE 30, 2001

                                                     Common Stock               Accumulated
                                                Shares           Amount           Deficit            Total
                                         ----------------------------------------------------------------------

Balances at July 1, 1999                      41,516,312     $ 19,671,488     $ (21,872,134)      $ (2,200,646)

Sales of common stock                            870,541        3,096,338                            3,096,338
Conversion of debt to common stock                32,839           94,937                               94,937
Shares received in lieu of salary                198,939          210,875                              210,875

Net loss for the year                                                            (1,957,613)        (1,957,613)
                                         ----------------------------------------------------------------------

Balances at June 30, 2000                     42,618,631       23,073,638       (23,829,747)          (756,109)

Sales of common stock                            789,820        1,213,314                            1,213,314
Conversion of debt to common stock                 7,275           29,063                               29,063
Shares received in lieu of salary                  3,760           15,138                               15,138
Shares repurchased from stockholders             (17,422)         (55,131)                             (55,131)
Net loss for the year                                                            (1,918,499)        (1,918,499)
                                         ----------------------------------------------------------------------

Balances at June 30, 2001                     43,402,064     $ 24,276,022     $ (25,748,246)      $ (1,472,224)
                                         ======================================================================

                See accompanying notes to financial statements.

                           MOLLER INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          TWO YEARS ENDED JUNE 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES                       2001                2000
                                                    ------------------   -----------------
Net loss                                                 $ (1,918,499)       $ (1,957,613)
Adjustments to reconcile net loss to net cash
used in operating activities
Depreciation and amortization                                  93,807             110,787
Stock issued for services                                      15,138                   -
Deferred wages                                                190,000             187,799
(Increase) decrease in
Accounts receivable                                            13,073              (6,156)
Increase (decrease) in
Accounts payable                                               (6,634)           (181,337)
Customer deposits                                                   -              25,000
Accrued expenses                                               21,618            (119,968)
                                                    ------------------   -----------------
Net cash used in operating activities                      (1,591,497)         (1,941,488)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in notes payable                                     591,098                   -
      Increase in notes payable from officer                   71,933                   -
      Reduction in notes payable                              (24,972)           (648,877)
Proceeds from sale of common stock                          1,213,314           2,806,646
Repurchases of common stock                                   (55,131)                  -
                                                    ------------------   -----------------
Net cash provided by financing activities                   1,796,242           2,157,769
                                                    ------------------   -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment                                         (10,564)            (70,339)
                                                    ------------------   -----------------
Net cash used in  investing activities                        (10,564)            (70,339)
                                                    ------------------   -----------------

NET INCREASE IN CASH                                          194,181             145,942

CASH, July 1                                                  158,911              12,969
                                                    ------------------   -----------------

CASH, June 30,                                              $ 353,092           $ 158,911
                                                    ==================   =================

Cash paid during the year for:
   Interest                                                  $ 43,048            $ 21,716
                                                    ==================   =================
   Income taxes                                                 $ 800               $ 800
                                                    ==================   =================

                See accompanying notes to financial statements.

                           MOLLER INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Moller International Inc., (the Company), (MI) consolidates the accounts of its wholly owned, inactive subsidiary, Aerobotics Inc., (AI), Moller Corporation,
(MC) an inactive entity related by common ownership, and the accounts of Freedom
Motors Inc., (FM), a development stage enterprise, an entity owned by the shareholders of the Company. (See Note I) MI is the successor to MC. MC's only significant asset is its investment in MI as it holds 25,919,909 shares of MI, representing 59.72% of the outstanding common stock of the Company. All significant intercompany transactions and balances have been eliminated.

The Company has historically entered into several lines of revenue-producing business activities including the design and development of rotary engines, remotely controlled flying vehicles, automotive mufflers and vertical takeoff and landing aircraft. The Company has for the past twelve years devoted most of its efforts to the design and development of a Vertical Takeoff and Landing
(VTOL) vehicle known as the Skycar. The Skycar program is still in the development stage at this point. FM is a development stage enterprise as planned principal revenue producing activities have yet to commence. FM manufactures and markets advanced technology rotary engines for a variety of recreational and industrial applications. FM currently has a deficit equity and, in view of the majority ownership % of FM held by the shareholders of the Company, no minority interest in the deficit equity has been reflected in the financial statements.

Research and Development Costs

All research and development costs are expensed as incurred.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an initial maturity date of 90 days or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures/expenses during the reporting periods. Actual results could differ from those estimates.

Earnings Per Share (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity.

Income Taxes

Deferred income taxes are computed using the asset and liability approach, which recognizes a liability or asset, representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to reduce the deferred tax asset to a level at which it is "more likely than not" that the benefit will be realized. Realization of such benefits of deductible temporary differences and operating loss carryforwards is dependent upon generating sufficient taxable income in future years and within the carryforward periods.

Property and Equipment

Property and Equipment is recorded at cost and is depreciated over its estimated service life on a straight-line basis. Estimated service lives range from five to fifteen years.

Property and equipment consist of the following at June 30:

                                           2001         2000
                                      ------------  ------------

  Production and R&D Equipment          $ 546,397      $584,455
  Computer equipment and software         418,394       489,692
  Furniture and fixtures                   74,650        72,680
                                      ------------  ------------
                                        1,039,441     1,146,827
     Less accumulated depreciation       (736,485)     (762,090)
                                      ------------  ------------
                                        $ 302,956      $384,737
                                      ============  ============

NOTE B - GOING CONCERN

The Company currently has no revenue-producing products and is continuing its development of products in both the Skycar and Rotary engine programs.
Successful completion of product development activities for either or both of these programs will require significant additional sources of capital.
Continuation as a going concern is dependent upon the Company's ability to obtain additional financing sufficient to complete product development activities and provide working capital to fund the manufacture and eventual sale of the Company's products. These factors raise substantial doubt as to the
Company's ability to continue as a going concern. Management is currently pursuing additional sources of capital in quantities sufficient to fund product development and manufacturing and sale activities. While management is confident that it will be able to secure the necessary capital to fund continued
operations, no assurance can be given that management's efforts in this area will be successful in whole or in part. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE C - NOTE PAYABLE MAJORITY SHAREHOLDER

The note payable to the majority shareholder, Dr. Paul S. Moller (Moller) is non-interest bearing and is due on demand. During the year ended June 30, 2001,
Moller loaned the Company an additional $71,933, representing the excess proceeds from a re-finance of property owned by Moller. (See Note H) During the year ended June 30, 2000, the Company made cash payments totaling approximately
$460,000 to Moller to retire the outstanding debt.

NOTE D - NOTES PAYABLE

Notes payable at June 30, 2000 consist of short-term borrowings, all due on demand with interest rates ranging from 10% to 20% per annum. During the year ended June 30, 2001, $25,000 of debt was converted into common stock at a conversion price of $4.00 per share.

During the year ending June 30, 2001, the Company borrowed funds from 6 individual minority shareholders in amounts totaling $65,750. The loans are for a term of one year and carry an interest rate of 10%. The loan and accumulated accrued interest is convertible into shares of common stock at $3.50 per share at any time during the one-year term. After the one-year term expires, any unpaid principal and interest is convertible into shares of common stock at
$2.50 per share.

In January, 2001, the Company and its affiliate, FM, entered into an agreement with Pelican Ventures LLC, (Pelican), wherein Pelican agreed to provide funds to
FM for the development of a diesel powered rotary engine. The total funding was for $500,000. The funding is in the form of a promissory note, with an interest rate of 9%. Interest payments are due monthly. The note is due in full on
January 19, 2002.

Upon the successful completion of certain development and manufacturing milestones, which includes the delivery of ten production quality engines within
6 months of the signing of the agreement, and the acceptance of the product by
Pelican, the loan balance will be reduced by $200,000 and the maturity date on the remaining loan balance will be extended by one year. FM has delivered one production engine for evaluation to Pelican within the milestone period, although additional development work is continuing. The Company has not delivered the 10 production engines noted above. The Company is in negotiations with Pelican to extend the time period for meeting this milestone thus allowing the Company to achieve the $200,000 reduction in debt; however, no formal agreement to extend the time period exists at this time.

NOTE E - TECHNOLOGY AND LICENSE DEVELOPMENT AGREEMENT

On October 28,1999 FM and MI entered into a Technology Development and License
Agreement (the Agreement). FM issued 7,000,000 shares of its Common Stock to MI in exchange for the right, title and interest to certain Tangible Assets and
Products, as defined in the Agreement, relating to the manufacture of certain rotary engines. In addition, MI granted FM an exclusive license to use certain rotary engine related intellectual property of MI, for all uses except for those as defined in the Agreement. The Agreement also called for MI to perform research and development services on behalf of FM relating to the product development of MI's Model 530cc single rotor engine and for MI to be compensated for such services at cost rates defined in the Agreement. FM granted MI a royalty of 5% of net revenues received from the sale of products developed pursuant to this Agreement. The initial term of this royalty arrangement shall mean the period during which the products are covered by a valid, unexpired patent. The royalty period will extend beyond this period for an additional five years but the royalty percentage shall be reduced to 2% of net revenues received.

NOTE F - COMMON STOCK TRANSACTIONS

During the year ended June 30, 2001, the Company sold 89,134 shares of its common stock to outside investors in private sales transactions, raising a total of $414,531. Shares were sold at prices ranging from $1.50 to $7.00 per share.
In addition, the majority shareholder, Dr. Paul S. Moller exercised options to purchase a total of 700,686 shares at $1.14 per share raising a total of
$798,783.

Also during the year ended June 30, 2001, the Company re-purchased 17,422 shares at prices ranging from $1.50 to $4.50 per share for a total of $55,131.

During the year ended June 30, 2001, the Company converted outstanding debt and accrued interest totaling $29,063 into 7,275 shares of common stock.

During the year ended June 30, 2000, the Company sold 870,541 shares of its common stock to outside investors in private sales transactions, raising a total of $3,096,338. Shares were sold at prices ranging from $1.75 to $6.00 per share.

During the year ended June 30, 2000, the Company converted outstanding debt and accrued interest totaling $73,337 into common stock at $2.75 per share. The company also converted debt of $21,600 into common stock at $3.00 per share.

At June 30, 2000, the Company converted a portion of the deferred salary obligation, owed to an executive of the company, into common stock. A total of
$210,875 was converted into 198,939 shares of common stock ($1.06 per share).

There is no ready market for the Company's common stock. Per share prices were determined by company management at the time of the sale. Dr. Paul S. Moller, the Chairman and CEO of the Company, currently owns 28,566,142 shares of common stock representing 65.81% of the outstanding common stock. Of that total number, 25,919,909 shares are held in the name of Moller Corporation. Moller is the sole shareholder of Moller Corporation

NOTE G - LEASE COMMITMENT

The Companies' combined operations are housed in one 34,500 square foot building, which is leased from Moller under a five-year operating lease, which commenced November 14, 1997 and expires November 13, 2002. The monthly base rental is $27,165. There is a provision for rent adjustment each month based on the increase in the Consumer Price Index, however the base monthly rental has not been changed since inception. The Company is also liable for property taxes and insurance assessed against the leased property. (See Note H) Rent expense charged to operations under this lease aggregated $454,000 and $325,980 for each of the years ended June 30, 2001 and 2000, respectively. The minimum rental commitment, including the additional interest obligation as described in Note H remaining on the leased property is $450,288 and $168,858 for the fiscal years ending June 30, 2002 and 2003, respectively.

NOTE H - RE-FINANCE OF SHAREHOLDER LEASED PROPERTY

In August 2000, Moller, the majority shareholder, borrowed $975,000 from a financial institution to refinance the debt on the facility that is leased to the Company. Excess proceeds from that re-finance were loaned to the Company.
The Company received $71,933 in funds from this transaction and the amount was reflected as an additional loan payable to Moller. The $975,000 loan is a personal obligation of Moller. It carries an interest rate of 12.75% and is payable interest only monthly from September 1, 2000 through August 1, 2003. The monthly interest payment is $10,359. The note is due in full on August 1, 2003 and is collateralized by deeds of trust and an assignment of rents on the property leased to the Company by Moller. The Company is currently making the interest payments on behalf of Moller and the payment is being recorded as additional rent expense on the books of the Company.

NOTE I - FREEDOM  MOTORS SPINOFF

On March 30, 2001, the Company's Board of Directors approved an Agreement and
Plan of Reorganization (Agreement) with Freedom Motors, Inc. (FM) and Vertol,
Inc. (VI). VI is a California corporation, formed solely for purposes of the reorganization. The boards of FM and VI also approved the Agreement. According to the terms of the Agreement, the Company transferred all of its assets and liabilities (except its MI and VI stock) to VI in exchange for 100% of the VI common stock. Thereafter, the Company's shareholders exchanged (subject to statutory dissenters' rights) all of the outstanding shares of the Company for an identical number of shares of VI common stock and a proportionate number of shares of FM common stock via a distribution from the Company. Subsequently, VI was merged with the Company. The effect of the reorganization is that the FM shares owned by the Company are now instead owned by the Company's shareholders.
The reorganization is intended to qualify as a tax-free exchange reorganization pursuant to sections 311, 355 and 368 of the Internal Revenue Code. On April 14,
2001, the Agreement was ratified at a special meeting of the shareholders of the
Company, duly noticed and accompanied by a proxy statement.

NOTE J - STOCK OPTIONS

The Company has in effect a 1991 Stock Option Plan that allows for the granting of Nonqualified Stock Options (NSO's) to employees and consultants and Incentive
Stock Options (ISO's) to employees. The term of granted options shall be a maximum of ten years. The option prices for NSO's and ISO's issued to employees who own less than 10% of the outstanding common stock of the Company shall be
85% and 100% of fair market value, respectively. In the case of shareholders who own more than 10% of the Company's common stock, those percentages are adjusted to 100% and 110% of fair market value. Fair market value is determined by the
Board of Directors of the Company.

The following is a summary of the option activity for the years ended June 30,
2000 and 2001:

                                                                             Weighted
                                                                             Average
                                              Range of                       Exercise
                                 Total      option prices        Vested       Price
                             --------------------------------------------------------
 Balance at June 30, 1999       8,931,052                                     $1.90
 Vested at June 30, 1999                                        8,917,934     $1.90
                                                              ============
               Granted            773,000    $4.25 to $6.00                   $5.22
               Exercised                -
               Forfeited                -
                              ------------                    ------------

 Balance at June 30, 2000       9,704,052                                     $2.16
                              ============
 Vested at June 30, 2000                                        9,145,024     $1.98
                                                              ============
               Granted            325,000   $4.25 to $6.00                    $5.96
               Exercised         (700,686)       $1.14                        $1.14
               Forfeited         (125,000)  $4.25 to $6.00    ------------    $5.72

 Balance at June 30, 2001       9,203,366                                     $1.76
                              ============
 Vested at June 30, 2001                                        8,573,050     $1.58
                                                              ============

Additional option information for the year ended June 30, 2001, is as follows:

                                                Weighted
                                    Weighted     Average                        Weighted
                                    Average     Remaining                        Average
   Price Range      Outstanding      Price     Life in Years     Exercisable      Price
 -----------------------------------------------------------------------------------------
   $.81 to $1.34     5,618,551       $1.14          6.8           5,618,551       $1.14
  $1.72 to $2.67     2,546,815       $2.15          2.1           2,546,815       $2.15
  $3.24 to $4.58     1,038,000       $4.10           9              407,684       $3.85
                    -----------
                     9,203,366       $1.76                        8,573,050       $1.58
                    ===========                                  ========================

The Company applies Accounting Principles Board Opinion 25, Accounting for Stock
Issued to Employees, and related Interpretations in determining compensation cost for options issued to employees. Accordingly, no compensation cost has been recognized upon issuance of the option. The Company has adopted the disclosure only provisions FASB Statement No. 123, Accounting for Stock-based Compensation.
Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of Statement No. 123, the Company's net loss and net loss per common share would have been reduced to the pro forma amounts indicated below for the years ended June 30:

                                            2001           2000
                                      ------------------------------
        Additional compensation cost    $    77,696    $    24,433
        Net loss as reported              1,918,499      1,957,613
                                        ------------  -------------
        Net loss as revised             $ 1,996,195    $ 1,982,046
                                        ============  =============

        Revised loss per share                $0.05          $0.05
                                        ============  =============

The pro forma compensation cost was recognized for the fair value of the stock options granted, which was estimated using the minimum-value method, including a risk-free interest rate of 6%, an estimated life of the options of ten years and no dividend rate or volatility on the stock. The weighted average fair value of stock options granted was $.21 and $.24 in 2000 and 2001, respectively.

In connection with the spin-off of Freedom Motors, on March 31, 2001 the Company re-priced all outstanding stock options, reducing the option prices by approximately 25%. In accordance with FASB Interpretation No. 44 of Accounting
Principles Board Opinion # 25, no additional compensation expense has been recorded.

NOTE K - INCOME TAXES

The Company currently has approximately $20,000,000 in net operating loss (NOLs)
carryforwards to offset future federal taxable income. In view of the uncertainty over the Company's ability to generate sufficient taxable income in future years to utilize the NOLs, a full valuation allowance of approximately
$6.8 million has been recorded to offset the deferred tax asset, resulting in no net deferred tax asset or liability. The valuation allowance increased by approximately $600,000 for the year ended June 30, 2001. Current IRS regulations limit the ability of a Company to offset net operating loss carryforwards against future federal taxable income when a change in control of the Company, as defined by IRS regulations, has occurred. The Company has not performed any analysis to determine if such a change in control has occurred. Income tax expense for the years presented consists solely of the minimum State franchise tax and is included in other expense in the accompanying statements of operations.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

The following documents are attached as exhibits to this registration statement.

     No.                 Description
---------------   -------------------------------------------------------

     2            Agreement and Plan of Reorganization

    3(i)          Articles of Incorporation

    3(ii)         By-laws of the Corporation

    10            Technology Development and License Agreement

    23            Consent of Vavrinek, Trine, Day & Co., LLP

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the securities Exchange Act of
1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 19, 2001.

                                     MOLLER INTERNATIONAL, INC.

                                     By:

                                     /s/ Paul S. Moller
                                     --------------------------
                                     President, Director